EXHIBIT 99.1

Innate Pharma Reports First Quarter 2024 Business Update And Financial Results

Marseille, France, May 14, 2024, 7:00 AM CEST

•First preclinical data set for IPH45, a pre-IND anti-Nectin-4 Antibody Drug Conjugate, presented as an oral presentation at AACR 2024
•Progression of Sanofi-developed NK Cell Engager SAR443579/IPH6101 to Phase 2 in blood cancers
•Five ASCO Annual Meeting 2024 abstracts:
oFinal TELLOMAK Phase 2 data for lacutamab in Mycosis Fungoides
oTwo posters on IPH6501, Innate's second generation ANKET® in B cell Non-Hodgkin's Lymphoma
oAstraZeneca to present poster on updated results for monalizumab from Phase 2 stage III unresectable NSCLC trial
oMonalizumab SCLC Phase 2 MOZART trial poster
•Cash position of €113.9 million1 as of March 31, 2024 (not including the €4.0 million payment to be received from Sanofi), anticipated cash runway into end 2025
•Conference call to be held today at 2:00 p.m. CEST / 8:00 a.m. EDT

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today reported its consolidated financial results for the quarter ending March 31, 2024.

“We are executing our strategy of building on our partnered drug candidates while advancing our next generation of proprietary medicines,” said Hervé Brailly, Chief Executive Officer ad interim of Innate Pharma. “Our second generation ANKET®, IPH6501 began clinical development for NHL. We presented preclinical data for IPH45, our Nectin-4 ADC, at the recently held AACR Annual Meeting. Our partner Sanofi also advanced SAR443579, a tri-functional NK Cell Engager targeting CD123, to Phase 2 in blood cancer. We expect to have several data presentations at ASCO, including data from the TELLOMAK Phase 2 trial with lacutamab in mycosis fungoides, as we prepare to submit an IND for IPH45 later this year.”

[1] Including short term investments (€21.3 million) and non-current financial instruments (€10.1 million).

Webcast and conference call will be held today at 2:00pm CEST (8:00am EDT)

The live webcast will be available at the following link: https://events.q4inc.com/attendee/244650312

Participants may also join via telephone using the following registration link: https://registrations.events/direct/Q4I9730892

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com. A replay of the webcast will be available on the Company website for 90 days following the event.

Pipeline highlights:

Lacutamab (anti-KIR3DL2 antibody):

Cutaneous T Cell lymphoma
TELLOMAK is a global, open-label, multi-cohort Phase 2 clinical trial evaluating lacutamab in patients with Sézary syndrome and mycosis fungoides (MF).

•Top-line results in MF patients will be presented at the ASCO Annual Meeting 2024 being held May 31 – June 4 in Chicago. Title of the abstract is: Lacutamab in patients with relapsed and/or refractory mycosis fungoides: results from the TELLOMAK Phase 2 trial. The full abstract will be released at 5:00 PM ET on Thursday, May 23, 2024 on the ASCO Annual Meeting website.

•In January 2024, Innate announced that the US Food and Drug Administration (FDA) has lifted the partial clinical hold previously placed on the lacutamab IND on October 2023 following a patient death in the TELLOMAK study. The FDA decision to lift the partial clinical hold is based on the FDA review of the fatal case which Innate, together with a steering committee of independent experts, determined to be related to aggressive disease progression and lacutamab unrelated.

Peripheral T Cell lymphoma (PTCL)
•The Phase 2 KILT (anti-KIR in T Cell Lymphoma) trial, an investigator-sponsored, randomized controlled trial led by the Lymphoma Study Association (LYSA) to evaluate lacutamab in combination with chemotherapy GEMOX (gemcitabine in combination with oxaliplatin) versus GEMOX alone in patients with KIR3DL2-expressing relapsed/refractory PTCL is ongoing and continues to recruit patients.

ANKET® (Antibody-based NK cell Engager Therapeutics):

ANKET® is Innate’s proprietary platform for developing next-generation, multi-specific NK cell engagers to treat certain types of cancer. Innate’s pipeline includes five public drug candidates born from the ANKET® platform: SAR443579 (SAR’579/IPH6101) (CD123-targeted), SAR445514 (SAR’514/IPH6401) (BCMA-targeted), IPH62 (B7-H3-targeted), IPH67 (target undisclosed, solid tumors) and tetra-specific IPH6501 (CD20-targeted with IL 2v). Several other undisclosed proprietary preclinical targets are being explored.

IPH6501 (proprietary)

IPH6501 is Innate’s proprietary CD20-targeted IL-2v bearing second-generation ANKET®.

•Innate will present 2 posters on IPH6501 at the upcoming ASCO Annual Meeting 2024, being held from May 31 to June 4 in Chicago. Titles of the abstract are:
oA Phase 1/2, Open-Label, Multicenter Trial Investigating the Safety, Tolerability, and Preliminary Antineoplastic Activity of IPH6501 in Patients With Relapsed and/or Refractory CD20-expressing Non-Hodgkin Lymphoma
oPreclinical assessment of IPH6501, a first-in-class IL2v-armed tetraspecific NK Cell Engager directed against CD20 for R/R B-NHL, in comparison to a CD20-targeting T Cell Engager
The full abstracts will be released at 5:00 PM ET on Thursday, May 23, 2024 on the ASCO Annual Meeting website.
•In March 2024 the first patient was dosed in the Phase 1/2 clinical trial evaluating IPH6501 in B cell Non-Hodgkin’s lymphoma (B-NHL). The study is planned to enroll up to 184 patients.

SAR443579, SAR445514, IPH62 and IPH67 (under development by Sanofi)

SAR443579/IPH6101

The Phase 1/2 clinical trial, currently under development, by Sanofi is progressing well, evaluating SAR443579 / IPH6101, a trifunctional anti-CD123 NKp46×CD16 NK cell engager and ANKET® platform lead asset, in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high-risk myelodysplastic syndrome (HR-MDS).

•In April 2024, Sanofi advanced SAR443579 / IPH6101, to the Phase 2 dose expansion of the trial. Under the terms of the 2016 research collaboration with Sanofi, the progression to the dose expansion part of the trial has triggered a milestone payment from Sanofi to Innate of €4m (which has been booked as revenue in the first quarter but had not been received from Sanofi in the quarter, and has therefore not been included in the cash position).

SAR445514/IPH6401

The Sanofi led Phase 1/2 clinical trial with SAR’514 / IPH6401, a trifunctional anti-BCMA Nkp46xCD16 NK cell engager, in patients with Relapsed/Refractory Multiple Myeloma and Relapsed/Refractory Light-chain Amyloidosis is ongoing.

IPH62

IPH62 is a NK cell engager program targeting B7-H3 from Innate’s ANKET® platform under development. Upon candidate selection, Sanofi will be responsible for all development, manufacturing and commercialization.

IPH67

IPH67 is a NK cell engager program in solid tumors from Innate’s ANKET® platform under development. Following a research collaboration period, Sanofi will be responsible for all development, manufacturing and commercialization.
Sanofi still retains the option of one additional ANKET® target under the terms of the 2022 research collaboration and license agreement.

Antibody Drug Conjugates:

Innate develops different approaches for the treatment of cancer utilizing its antibody engineering capabilities to deliver novel assets, with its innovative ANKET® platform and is also exploring Antibody Drug Conjugates (ADC) formats.
Beyond its proprietary programs, Innate has an ongoing agreement with Takeda on ADCs.

IPH45 (Nectin-4 ADC):

IPH45 is Innate’s proprietary and differentiated exatecan-Antibody Drug Conjugate (ADC) targeting Nectin-4.

•First preclinical data were presented in an oral presentation at the American Association for Cancer Research (AACR) Annual Meeting 2024. In preclinical studies, IPH45 shows anti-tumor efficacy in vivo, in Nectin-4 expressing tumors including in Enfortumab Vedotin (EV) refractory models. Importantly, IPH45 shows stronger activity than EV, in multiple urothelial carcinoma patient-derived xenografted (PDX) mice models, across Nectin-4 high and Nectin-4 low expression levels. In addition, IPH45 has anti-tumor activity in combination with anti-PD1 treatment in PD-1 resistant model in vivo and has a favorable safety profile in relevant animal toxicology models.

•IPH45 continues towards IND filing in 2024.

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:

The Phase 3 PACIFIC-9 trial run by AstraZeneca evaluating durvalumab (anti-PD-L1) in combination with monalizumab or AstraZeneca’s oleclumab (anti-CD73) in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) who have not progressed following definitive platinum-based concurrent chemoradiation therapy (CRT) is ongoing.

AstraZeneca will present a poster at ASCO titled: “Updated results from COAST, a phase 2 study of durvalumab (D) ± oleclumab (O) or monalizumab (M) in patients (pts) with stage III unresectable non-small cell lung cancer (uNSCLC).”

A poster at ASCO will also be presented titled “A phase II trial of monalizumab in combination with durvalumab (MEDI4736) plus platinum-based chemotherapy for first-line treatment of extensive stage small cell lung cancer (MOZART): Hoosier Cancer Research Network LUN21-530 study.”

IPH5201 (anti-CD39), partnered with AstraZeneca:

The MATISSE Phase 2 clinical trial conducted by Innate in neoadjuvant lung cancer for IPH5201, an anti-CD39 blocking monoclonal antibody developed in collaboration with AstraZeneca, is ongoing and recruitment is on track.

IPH5301 (anti-CD73):

The investigator-sponsored CHANCES Phase 1 trial of IPH5301 by Institut Paoli-Calmettes is ongoing.

Corporate Update:
•Early January 2024, two new Executive Board members were appointed. Arvind Sood, Executive Vice President (EVP), President of US Operations, Dr Sonia Quaratino, EVP, Chief Medical Officer, joining Hervé Brailly, interim Chief Executive Officer and Yannis Morel, EVP, appointed Chief Operating Officer.

•In connection with Innate’s previous announcement that it had established an at-the-market (“ATM”) program, on January 16, 2024 Innate filed a new Registration Statement on Form F-3 (Registration No. 333-276164). On February 6, 2024, Innate filed a prospectus supplement relating to its previously established ATM program, pursuant to which it may, from time to time, offer and sell to eligible investors a total gross amount of up to $75 million of American Depositary Shares (“ADS”). Each ADS represents one ordinary share of Innate. As of March 31, 2024, no sales have been made under the program.

Financial Results:
Cash, cash equivalents and financial assets of the Company amounted to €113.9 million as of March 31, 2024. At the same date, financial liabilities amounted to €37.7 million. Cash, cash equivalents and financial assets as of March 31, 2024 do not include the €4.0 million payment to be received from Sanofi.

Revenues for the first three months of 2024 amounted to €6.6 million (€26.0 million for the same period in 2023). For the three-month period, ended March 31, 2024, revenue from collaboration and licensing agreements mainly results from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca and Sanofi.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk

Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts
For additional information, please contact:

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu